                                                                    EXHIBIT 99.2

                             PARAGON COMMUNICATIONS
                                (A PARTNERSHIP)
                                 BALANCE SHEET
                                  DECEMBER 31,
                                  (THOUSANDS)

                                                             1994       1993
                                                           ---------  ---------
ASSETS
Cash and equivalents, including restricted cash of $5,010
 in 1994 and $4,887 in 1993..............................  $   9,114  $   7,187
Receivables, net of allowances for doubtful accounts of
 $2,265 in 1994 and $1,824 in 1993.......................     14,980     13,364
Prepaid expenses.........................................      1,333      1,164
Property, plant and equipment............................    660,842    611,365
Less accumulated depreciation............................   (269,116)  (226,496)
                                                           ---------  ---------
Property, plant and equipment, net.......................    391,726    384,869
Cable television franchises, less accumulated amortiza-
 tion of $94,315 in 1994 and $84,110 in 1993.............    205,773    215,809
Other assets, less accumulated amortization of $2,611 in
 1994 and $2,401 in 1993.................................      4,901      5,014
                                                           ---------  ---------
Total assets.............................................  $ 627,827  $ 627,407
                                                           =========  =========
LIABILITIES AND PARTNERS' CAPITAL
Accounts payable and accrued expenses....................  $  74,105  $  69,468
Debt.....................................................    249,000    320,317
                                                           ---------  ---------
Total liabilities........................................    323,105    389,785
Partners' capital:
Partners' contribution...................................    143,904    143,904
Accumulated income.......................................    160,818     93,718
                                                           ---------  ---------
Total partners' capital..................................    304,722    237,622
                                                           ---------  ---------
Total liabilities and partners' capital..................  $ 627,827  $ 627,407
                                                           =========  =========


The accompanying notes are an integral part of these financial statements.

                             PARAGON COMMUNICATIONS
                                (A PARTNERSHIP)
                 STATEMENT OF OPERATIONS AND ACCUMULATED INCOME
                            YEARS ENDED DECEMBER 31,
                                  (THOUSANDS)

                                                    1994      1993      1992
                                                  --------  --------  --------
Revenues......................................... $348,323  $338,200  $315,999
Costs and expenses:
Operating and programming*.......................  140,549   133,183   123,682
Selling, general, and administrative*............   59,582    60,211    58,457
Depreciation and amortization....................   62,883    59,669    58,439
                                                  --------  --------  --------
Total costs and expenses.........................  263,014   253,063   240,578
                                                  --------  --------  --------
Operating income.................................   85,309    85,137    75,421
Other income.....................................       18       999     2,528
Interest expense, net............................  (18,227)  (21,654)  (28,127)
                                                  --------  --------  --------
Net income.......................................   67,100    64,482    49,822
Accumulated income (deficit) at beginning of the
 year............................................   93,718    29,410   (20,412)
Adjustment for pension liability.................       --      (174)       --
                                                  --------  --------  --------
Accumulated income at end of the year............ $160,818  $ 93,718  $ 29,410
                                                  ========  ========  ========
--------
* Includes the following expenses resulting from
 transactions with the partners or their
 affiliates (Note 3):............................ $ 24,900  $ 25,200  $ 23,900
                                                  ========  ========  ========


The accompanying notes are an integral part of these financial statements.

                             PARAGON COMMUNICATIONS
                                (A PARTNERSHIP)
                            STATEMENT OF CASH FLOWS
                            YEARS ENDED DECEMBER 31,
                                  (THOUSANDS)

                                                    1994      1993      1992
                                                  --------  --------  --------
CASH FLOW FROM OPERATING ACTIVITIES
Net income....................................... $ 67,100  $ 64,482  $ 49,822
Adjustments to reconcile net income to net cash
 provided by operating activities:
Depreciation and amortization....................   62,883    59,669    58,439
(Increase) decrease in accounts receivable and
 prepaid expenses................................   (1,785)   (2,703)      171
Increase (decrease) in accounts payable and ac-
 crued expenses..................................    4,637    (3,293)   (1,236)
Other............................................      210      (720)    2,903
                                                  --------  --------  --------
Net cash provided by operating activities........  133,045   117,435   110,099
                                                  --------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment additions..........  (59,694)  (53,771)  (65,666)
Other............................................     (107)      664    (5,435)
                                                  --------  --------  --------
Net cash used in investing activities............  (59,801)  (53,107)  (71,101)
                                                  --------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES
Changes in commercial paper and revolving credit
 facility, net...................................  (21,317)  (15,101)   10,711
Payments on senior institutional notes...........  (50,000)  (50,000)  (50,000)
                                                  --------  --------  --------
Net cash used in financing activities............  (71,317)  (65,101)  (39,289)
                                                  --------  --------  --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVA-
 LENTS...........................................    1,927      (773)     (291)
Cash and equivalents at beginning of the year....    7,187     7,960     8,251
                                                  --------  --------  --------
Cash and equivalents at end of the year.......... $  9,114  $  7,187  $  7,960
                                                  ========  ========  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest (net of
 amounts capitalized)............................ $ 19,660  $ 22,756  $ 29,802
                                                  ========  ========  ========



The accompanying notes are an integral part of these financial statements.

                             PARAGON COMMUNICATIONS
                                (A PARTNERSHIP)
                         STATEMENT OF PARTNERS' CAPITAL
                                  (THOUSANDS)

                                                                        TOTAL
                                                                      PARTNERS'
                                                    ATC      KBLCOM    CAPITAL
                                                  --------  --------  ---------
BALANCE AT DECEMBER 31, 1991..................... $ 61,746  $ 61,746  $123,492
Net income for the year ended December 31, 1992..   24,911    24,911    49,822
                                                  --------  --------  --------
BALANCE AT DECEMBER 31, 1992.....................   86,657    86,657   173,314
Net income for the year ended December 31, 1993..   32,241    32,241    64,482
Adjustment for pension liability.................      (87)      (87)     (174)
                                                  --------  --------  --------
BALANCE AT DECEMBER 31, 1993.....................  118,811   118,811   237,622
Net income for the year ended December 31, 1994..   33,550    33,550    67,100
                                                  --------  --------  --------
BALANCE AT DECEMBER 31, 1994..................... $152,361  $152,361  $304,722
                                                  ========  ========  ========



The accompanying notes are an integral part of these financial statements.

                             PARAGON COMMUNICATIONS
                                (A PARTNERSHIP)
                         NOTES TO FINANCIAL STATEMENTS

1.ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

  Paragon Communications ("Paragon") is a Colorado general partnership owned equally by subsidiaries of American Television and Communications Corporation ("ATC") and by KBLCOM Incorporated ("KBLCOM"). ATC is an indirect, wholly-owned subsidiary of Time Warner Inc. ("Time Warner"). KBLCOM is a wholly-owned subsidiary of Houston Industries Incorporated. The operations consist primarily of selling video programming, which is distributed to subscribers for a monthly fee through communication networks of coaxial and fiber-optic cables.

  In October 1991, Time Warner entered into an agreement to form a limited partnership, Time Warner Entertainment Company, L.P. ("TWE"), with subsidiaries of Toshiba Corporation ("Toshiba") and ITOCHU Corporation ("ITOCHU"). On June 30, 1992, Time Warner subsidiaries contributed substantially all assets of the filmed entertainment, HBO programming, and cable businesses and certain other assets to TWE, subject to certain liabilities. In lieu of contributing certain assets to TWE, including ATC's interest in Paragon, certain Time Warner subsidiaries agreed to pay TWE an amount equal to the net cash flow generated by such assets. On September 15, 1993, a wholly-owned subsidiary of U S WEST, Inc. ("USW") was admitted as an additional limited partner. As a result of the USW transaction, the subsidiaries of USW, Toshiba, and ITOCHU hold pro-rata priority capital and residual equity partnership interests of 25.51%, 5.61%, and 5.61%, respectively, in TWE. The subsidiaries of Time Warner in the aggregate hold pro-rata priority capital and residual equity partnership interests of 63.27% in TWE.

REVENUE AND PROGRAMMING

  Subscriber fees are recorded as revenue in the period the service is provided. Subscriber fees for regulated services and equipment are based upon rates that management believes are determined in accordance with the guidelines of the Cable Television Consumer Protection Act of 1992 (the "Cable Act"). The cost to acquire the rights to the programming ("programming costs") generally is recorded when the product is initially available for exhibition.

CASH AND CASH EQUIVALENTS

  Cash equivalents consist of investments which are readily convertible into cash and have original maturities of three months or less. Restricted cash includes converter deposits held by Paragon which are refundable to customers.

PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment are stated at cost. Additions to cable property, plant and equipment generally include materials, applicable labor, overhead, and interest. Depreciation is computed generally by the straight-line method over estimated useful lives ranging up to twenty years for buildings and improvements and up to fifteen years for furniture, fixtures, and other equipment. Expenditures for improvements and repairs are expensed as incurred. Expenditures for major improvements and upgrades are capitalized and included in property, plant and equipment.

CABLE TELEVISION FRANCHISES

  Cable television franchises are stated at cost. Amortization is computed using the straight-line method over periods ranging up to forty years.

                             PARAGON COMMUNICATIONS
                                (A PARTNERSHIP)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

INCOME TAXES

  Paragon is not an income tax paying entity. Accordingly, no provision is made for income taxes since Paragon's operations are reportable by its partners on their income tax returns.

2.DEBT

  Debt consisted of the following:

                                                                DECEMBER 31,
                                                              -----------------
                                                                1994     1993
                                                              -------- --------
                                                                 (THOUSANDS)
Short term commercial paper, face amounts of $221,073, less
 unamortized discount of $756, and weighted average interest
 rate of 3.48% at December 31, 1993(/1/)....................  $     -- $220,317
Revolving Credit Agreement, unsecured, which provides for an aggregate of $225 million in revolving credit facilities,
 with an average interest rate of 6.7% at December 31,
 1994.......................................................   199,000       --
Senior institutional notes dated July 12, 1988, unsecured,
 at a fixed rate of 9.56% per annum, due in annual
 installments of $50 million commencing July 1992 through
 July 1995..................................................    50,000  100,000
                                                              -------- --------
Total debt..................................................  $249,000 $320,317
                                                              ======== ========

--------
(1)Short term commercial paper was supported by Paragon's revolving credit agreement under which Paragon maintained unused availability at least to the extent of the outstanding commercial paper. The commercial paper program was discontinued effective September 1, 1994.

  The aforementioned Revolving Credit Agreement contains certain covenants which restrict merger or sale of assets, the amount of debt, distributions to partners, certain investments and requires the maintenance of certain ratios, including cash flow (operating income before depreciation and amortization) to interest, debt to cash flow and debt service ratios. Based on the borrowing rates currently available to the partnership for loans with similar terms and maturities, the carrying value is a reasonable estimate of the fair value of the debt at December 31, 1994.

  The Revolving Credit Agreement will be terminated when the expected acquisition of KBLCOM by Time Warner is consummated. It is anticipated that the senior institutional notes will mature prior to the completion of the acquisition (See Note 6).

3.RELATED PARTY TRANSACTIONS

  ATC and KBLCOM receive management fees for various services equal to a total of two and one-half percent of Paragon's gross receipts. Paragon paid management fees of $6.8 million, $6.6 million, and $6.2 million to ATC and $1.7 million, $1.7 million, and $1.5 million to KBLCOM for the years ended December 31, 1994, 1993 and 1992, respectively.

                             PARAGON COMMUNICATIONS
                                (A PARTNERSHIP)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  Additionally, Paragon has various transactions with ATC in the normal course of conducting its business. ATC charges Paragon for certain expenses incurred on the behalf of Paragon. Advances to or from ATC fluctuate daily and are settled on a monthly basis. The statement of operations includes charges for programming, construction and design services provided by TWE. The total of these charges was $16.4 million, $16.9 million, and $16.2 million in 1994, 1993 and 1992, respectively. Management believes that these charges were based on customary rates.

4.COMMITMENTS

  Paragon presently has certain cable television franchises containing provisions for construction of cable plant and services to customers according to various requirements within the franchise areas. In connection with certain obligations under existing franchise agreements, Paragon obtains surety bonds or letters of credit guaranteeing performance to municipalities and public utilities. Payment is required only in the event of nonperformance and no such payments have been made.

  Paragon is committed under non-cancelable operating leases involving certain real and personal property. Net rent expense, primarily office facilities and pole attachment and conduit usage agreements with utilities, was $5.4 million, $5.1 million, and $4.8 million for the years ended December 31, 1994, 1993, and 1992, respectively.

  Future minimum lease payments under non-cancelable operating leases as of December 31, 1994 are: $2.7 million in 1995; $2.5 million in 1996; $2.1 million in 1997; $1.6 million in 1998; $1.4 million in 1999; and $7.0 million thereafter, totaling $17.3 million.

5.PENSION PLAN AND OTHER BENEFIT PLANS

  Paragon has a non-contributory defined benefit pension plan (the "Pension Plan") covering the majority of its employees. The benefits under the Pension Plan are determined based on formulas which reflect employees' years of service and compensation levels during their employment period. The projected unit credit method is used to determine pension costs of the Pension Plan. Paragon's funding policy is to contribute amounts to the plan sufficient to meet minimum funding requirements set forth in the Employment Retirement Income Security Act of 1974, plus such additional amounts as Paragon may determine to be appropriate. At December 31, 1994, the assets of the Pension Plan were invested primarily in short term, interest bearing securities. Paragon also sponsors an unfunded excess benefit plan, a non-qualified plan that provides defined pension benefits in excess of certain qualified plan limits imposed by federal tax law.

  Paragon also participates in a non-contributory multi-employer plan for union employees of one of its divisions. Contributions are made based on a specified percentage of an employee's compensation.

                                                       YEARS ENDED DECEMBER 31,
                                                      --------------------------
                                                        1994     1993     1992
                                                      -------- -------- --------
                                                             (THOUSANDS)
Total net pension cost:
Defined benefit plans................................ $  1,785 $  1,142 $    988
Multi-employer plan..................................      907      950      734
                                                      -------- -------- --------
Total net pension cost............................... $  2,692 $  2,092 $  1,722
                                                      ======== ======== ========

                             PARAGON COMMUNICATIONS
                                (A PARTNERSHIP)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

                                                   YEARS ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1994      1993     1992
                                                   --------  --------  --------
                                                         (THOUSANDS)
Components of net pension cost for Paragon's de-
 fined benefit plans:
Service cost...................................... $  1,308  $    874  $  769
Interest cost on projected benefit obligation.....      696       488     378
Actual return on plan assets......................     (178)     (108)   (100)
Net amortization and deferral.....................      (41)     (112)    (59)
                                                   --------  --------  ------
Net pension cost.................................. $  1,785  $  1,142  $  988
                                                   ========  ========  ======

  Funding Status of Paragon's Defined Benefit Plans:

                                                                   DECEMBER 31,
                                                                   -------------
                                                                    1994   1993
                                                                   ------ ------
                                                                    (THOUSANDS)
Actuarial present value of benefit obligations:
Accumulated benefit obligation, including vested benefits of
 $5,274 and $4,632 at December 31, 1994 and 1993, respectively...  $5,800 $5,343
                                                                   ====== ======
Projected benefit obligation.....................................  $7,923 $7,486
Less: Plan assets at fair value..................................   5,423  4,054
                                                                   ------ ------
Projected benefit obligation in excess of fair value of plan as-
 sets............................................................   2,500  3,432
Less: Unrecognized net loss (gain) from experience different from
 that assumed and effect of changes in assumptions...............     983  2,316
Unrecognized prior service cost..................................     119    152
Unrecognized net obligation......................................     342    380
Plus: Additional minimum liability...............................      --    706
                                                                   ------ ------
Accrued pension cost included in accounts payable
 and accrued expenses............................................  $1,056 $1,290
                                                                   ====== ======

  The projected benefit obligation was determined using an assumed discount rate of eight and one-half percent in 1994 and seven and one-half percent in 1993. An increase in future compensation rates of six percent was assumed in both years. The expected long-term rate of return on assets was nine percent in 1994 and ten percent in 1993.

  Paragon also maintains a defined contribution plan, the Paragon Employees Stock Savings Plan (the "ESSP"), covering substantially all of its employees, whereby two dollars are contributed by Paragon to a participant's account for each three dollars contributed by a participant through payroll deductions. The Paragon management committee has the right in any year to set the maximum amount of Paragon's contribution. Paragon's defined contribution plan expense for the ESSP was $983,000, $938,000, and $790,000 in the years ended December 31, 1994, 1993 and 1992, respectively.

6.SUBSEQUENT EVENT

  On January 27, 1995, Time Warner and Houston Industries Incorporated announced an agreement under which Time Warner expects to acquire KBLCOM. Closing of the acquisition, which is subject to franchise transfers and other approvals, is expected to take place in the second half of 1995.

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE PARTNERS OF
PARAGON COMMUNICATIONS

In our opinion, the accompanying balance sheet and the related statements of operations and accumulated income (deficit), of partners' capital and of cash flows present fairly, in all material respects, the financial position of Paragon Communications (a Partnership) at December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits also included the Financial Statement Schedule VIII. In our opinion, this Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.

Price Waterhouse LLP

Denver, Colorado
January 19, 1995, except as to Note 6,  which is as of January 27, 1995.

                             PARAGON COMMUNICATIONS
                                (A PARTNERSHIP)
                SCHEDULE VIII--VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                           ADDITIONS
                                BALANCE AT CHARGED TO               BALANCE AT
                                BEGINNING  COSTS AND                  END OF
DESCRIPTION                      OF YEAR    EXPENSES  DEDUCTIONS       YEAR
-----------                     ---------- ---------- ----------    ----------
                                                (THOUSANDS)
1994:
Deducted from asset accounts:
Allowance for doubtful ac-
 counts........................  $ 1,824    $ 7,320    $(6,879)(a)   $ 2,265
Accumulated amortization re-
 lated to:
Cable franchises...............   84,110     10,205        --         94,315
Other assets...................    2,401        210        --          2,611

1993:
Deducted from asset accounts:
Allowance for doubtful ac-
 counts........................  $ 1,545    $ 6,218    $(5,939)(a)   $ 1,824
Accumulated amortization re-
 lated to:
Cable television franchises....   73,539     10,851       (280)       84,110
Other assets...................    1,977        424        --          2,401

1992:
Deducted from asset accounts:
Allowance for doubtful ac-
 counts........................  $ 1,822    $ 5,439    $(5,716)(a)   $ 1,545
Accumulated amortization re-
 lated to:
Cable television franchises....   62,405     11,134        --         73,539
Other assets...................    1,530        447        --          1,977

--------
(a) Uncollectible accounts written off, net of recoveries.